Exhibit 99.1

PARK HA BIOLOGICAL TECHNOLOGY CO., LTD.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: BYAH)

901 & 901-2, Building C Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui

East Road, Xinwu District, Wuxi, Jiangsu Province People’s Republic of China 214000

July 6, 2026

Dear Shareholders:

You are cordially invited to attend two consecutive meetings of shareholders of Park Ha Biological Technology Co., Ltd. to be held on July 13, 2026 at 901 & 901-2, Building C Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Xinwu District, Wuxi, Jiangsu Province People’s Republic of China 214000, as follows:

●	2026 Extraordinary General Meeting (the “Extraordinary General Meeting”) at 10:30 A.M. (local time);

●	meeting of holders of class A ordinary shares (the “Class A Ordinary Shares”) of the Company (the “Class A Meeting”) at 11:00 A.M. (local time), or as soon thereafter as the Extraordinary General Meeting has concluded or been adjourned.

In addition, the Company is seeking the approval of the holders of class B ordinary shares of the Company (the “Class B Ordinary Shares”) by written resolution in connection with each of the proposals described herein, in lieu of holding a separate meeting of holders of Class B Ordinary Shares, as permitted by the Companies Act of the Cayman Islands and the Company’s memorandum and articles of association. No separate class meeting will be held.

The matters to be acted upon at the Extraordinary General Meeting and the Class A Meeting, and by the holders of Class B Ordinary Shares by written resolution, are set forth and described in this combined notice and proxy statement. We request that you read all of them carefully.

We hope that you will attend the Extraordinary General Meeting and/or the Class A Meeting. Whether or not you expect to attend in person, we urge you to sign, date and return the enclosed separate proxy cards (one for the Extraordinary General Meeting and one for the Class A Meeting) in the enclosed postage prepaid envelope (if mailed in the United States) as promptly as possible in accordance with the instructions printed on each card. Each proxy card must be received not less than 48 hours before the time appointed for the meeting to which it relates in accordance with the Company’s currently effective memorandum and articles of association. For holders of Class B Ordinary Shares, please complete, sign, date and return the enclosed Class B Written Resolution Form by 9:00 P.M. local time on July 10, 2026. Holders of Class B Ordinary Shares do not need to attend any meeting in order to act by written resolution.

You may, of course, attend the Extraordinary General Meeting or the Class A Meeting and vote in person even if you have signed and returned the corresponding proxy card to us.

Sincerely,

/s/ ZHANG Xiaoqiu
ZHANG Xiaoqiu
Chief Executive Officer and Chairperson of the Board

PARK HA BIOLOGICAL TECHNOLOGY CO., LTD.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: BYAH)

NOTICE OF THE 2026 EXTRAORDINARY GENERAL MEETING AND CLASS A MEETING, AND SOLICITATION OF WRITTEN RESOLUTION FROM HOLDERS OF CLASS B ORDINARY SHARES

To be held on July 13, 2026, at 10:30 A.M. and 11:00 A.M. (local time), consecutively

This notice to shareholders is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Park Ha Biological Technology Co., Ltd. (the “Company”) for use at the following meetings of the Company and at all adjournments and postponements thereof, and in connection with the solicitation of written resolutions from holders of Class B Ordinary Shares:

●	2026 Extraordinary General Meeting (the “Extraordinary General Meeting”) – to be held at 901 & 901-2, Building C Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Xinwu District, Wuxi, Jiangsu Province, People’s Republic of China 214000 on July 13, 2026, at 10:30 A.M. local time;

●	Class A Meeting – to be held at the same place on July 13, 2026, at 11:00 A.M. local time, or as soon thereafter as the Extraordinary General Meeting has concluded or been adjourned;

●	Class B Written Resolution – holders of Class B Ordinary Shares are being asked to act by written resolution in lieu of a separate class meeting. No separate class meeting will be held for holders of Class B Ordinary Shares.

At the Extraordinary General Meeting, the Company’s shareholders are being asked to consider and approve the following proposals:

1.

As an ordinary resolution, the authorised share capital of the Company be and is hereby increased from US$3,000,000 divided into 3,000,000,000 ordinary shares of par value US$0.001 each, comprising 2,400,000,000 Class A Ordinary Shares and 600,000,000 Class B Ordinary Shares, to US$300,000,000 by creating additional 297,000,000,000 ordinary shares of par value US$ 0.001 each to rank pari passu in all respects with the existing shares in the capital of the Company such that the Company will be authorised to issue 300,000,000,000 ordinary shares of par value US$0.001 each, comprising 240,000,000,000 Class A Ordinary Shares and 60,000,000,000 Class B Ordinary Shares; (the “Proposal No. 1”);

2.

As an ordinary resolution, the Board be and is hereby authorised, in its sole discretion, to effect one or more consolidations of all of the Company’s authorised, issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares at any time during the three (3)-year period following the date of the Extraordinary General Meeting, with the exact consolidation ratio and effective time to be determined by the Board in its sole discretion, provided that the aggregate consolidation ratio resulting from any and all such share consolidations shall not be less than 2-for-1 nor greater than 5,000-for-1, and that the consolidated shares shall have the same rights and be subject to the same restrictions (other than any adjustment to par value) as the corresponding shares immediately prior to such share consolidation under the Company’s then effective Amended and Restated Memorandum and Articles of Association (the “Proposal No. 2”);

3.	As an ordinary resolution, the Board be and is hereby authorised, in its sole discretion, to effect one or more subdivisions of all of the Company’s authorised, issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares at any time during the three (3)-year period following the date of the Extraordinary General Meeting, with the exact subdivision ratio and effective time to be determined by the Board in its sole discretion, provided that the aggregate subdivision ratio resulting from any and all such share subdivisions shall not be less than 2-for-1 nor greater than 100-for-1, and that the subdivided shares shall have the same rights and be subject to the same restrictions (other than any adjustment to par value) as the corresponding shares immediately prior to such share subdivision under the Company’s then effective Amended and Restated Memorandum and Articles of Association (the “Proposal No. 3”);

4.

As a special resolution, subject to the approval of Proposal No. 1 , and the separate approvals by the holders of the Class A Ordinary Shares and Class B Ordinary Shares in accordance with the Company’s Amended and Restated Memorandum and Articles of Association, the Company to adopt the Amended and Restated Memorandum and Articles of Association in the form produced to the Extraordinary General Meeting and the Class A Meeting and attached as Appendix 1 to this Notice, in substitution for, and to the exclusion of, the Company’s existing Amended and Restated Memorandum and Articles of Association (the “Proposal No. 4”).

At the Class A Meeting and by written resolutions of the holders of the Class B Ordinary Shares, the Company’s shareholders are being asked to consider and approve the following proposal separately:

1.	As a special resolution, the voting rights attaching to each Class B Ordinary Share be increased from 20 (twenty) votes for each Class B Ordinary Share they hold to 100 (one hundred) votes for each Class B Ordinary Share they hold, with effect from the date specified by the Board (the “Class A Meeting Proposal No. 1”).

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL OF THE PROPOSALS ABOVE AT THE EXTRAORDINARY GENERAL MEETING AND THE CLASS A MEETING, AND RECOMMENDS THAT HOLDERS OF CLASS B ORDINARY SHARES APPROVE THE PROPOSAL ABOVE BY WRITTEN RESOLUTION.

Holders of record of the Company’s shares at the close of business on July 2, 2026 (the “Record Date”) will be entitled to notice of, and to vote at, the Extraordinary General Meeting and the Class A Meeting, as applicable. Holders of Class B Ordinary Shares as of the Record Date are being asked to execute and return the Class B Written Resolution Form in lieu of a Class B meeting, as further described below.

●	At the Extraordinary General Meeting, each Class A Ordinary Share entitles the holder to one vote and each Class B Ordinary Share entitles the holder to twenty (20) votes.

●	At the Class A Meeting, only holders of Class A Ordinary Shares are entitled to vote, with each Class A Ordinary Share carrying one vote.

●	For the Class B Written Resolution, only holders of Class B Ordinary Shares are entitled to act, with each Class B Ordinary Share carrying one vote for purposes of the Class B Written Resolution.

Your vote or written resolution is important, regardless of the number of shares you own. Even if you plan to attend the Extraordinary General Meeting or the Class A Meeting in person, it is strongly recommended that you complete the enclosed proxy cards before the meeting date to ensure that your shares will be represented if you are unable to attend. Holders of Class B Ordinary Shares are urged to complete, sign, date and return the enclosed Class B Written Resolution Form promptly.

This notice and the enclosed proxy statement are first being mailed to shareholders on or about July 6, 2026.

You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your shares or deliver your written resolution.

By Order of the Board of Directors,

/s/ ZHANG Xiaoqiu
ZHANG Xiaoqiu
Chief Executive Officer and Chairperson of the Board

July 6, 2026

IF YOU RETURN A PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED “FOR” ALL OF THE PROPOSALS PRESENTED AT THE APPLICABLE MEETING. HOLDERS OF CLASS B ORDINARY SHARES MUST CLEARLY INDICATE THEIR APPROVAL OF A PROPOSAL ON THE CLASS B WRITTEN RESOLUTION FORM FOR SUCH FORM TO BE COUNTED AS APPROVAL OF THAT PROPOSAL. IF A CLASS B WRITTEN RESOLUTION FORM IS UNCLEAR OR INCOMPLETE, THE COMPANY MAY BE UNABLE TO COUNT IT AS APPROVAL OF THE APPLICABLE PROPOSAL.

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting and Class A Meeting to be held on July 13, 2026, at 10:30 A.M. and 11:00 A.M. local time, and the Solicitation of Written Resolution from Holders of Class B Ordinary Shares

The Notice of Meetings, this proxy statement and the Class B Written Resolution Form are available at www.sec.gov.

PARK HA BIOLOGICAL TECHNOLOGY CO., LTD.

Notice to Shareholders

Combined Notice of 2026 Extraordinary General Meeting and Class A Meeting, and Solicitation of Written Resolution from Holders of Class B Ordinary Shares

To be held or acted upon on July 13, 2026, at 10:30 A.M. and 11:00 A.M. local time, consecutively, with Class B action by written resolution

901 & 901-2, Building C Phase 2, Wuxi International Life Science

Innovation Campus, 196 Jinghui East Road, Xinwu District,

Wuxi, Jiangsu Province People’s Republic of China 214000

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

Why am I receiving this proxy statement?

This proxy statement describes the proposals on which our Board would like you, as a shareholder, to vote at two consecutive meetings to be held on July 13, 2026:

●	Extraordinary General Meeting at 10:30 A.M. local time,

●	Class A Meeting at 11:00 A.M. local time, or as soon thereafter as the Extraordinary General Meeting has concluded or been adjourned,

both at the address above. In addition, holders of Class B Ordinary Shares are being asked to act by written resolution in lieu of a separate class meeting. No separate class meeting will be held for holders of Class B Ordinary Shares.

Shareholders are being asked to consider and vote upon, or approve by written resolution, proposals to (i) approve the increase in the Company’s authorised share capital; (ii) authorise the Board to effect one or more share consolidations of the Company’s authorised, issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares during the three (3)-year period following the Extraordinary General Meeting, at such consolidation ratio or ratios as determined by the Board within the approved range; (iii) authorise the Board to effect one or more share subdivisions of the Company’s authorised, issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares during the three (3)-year period following the Extraordinary General Meeting, at such subdivision ratio or ratios as determined by the Board within the approved range;; and (iv) approve the adoption of the Amended and Restated Memorandum and Articles of Association. The voting eligibility and voting rights differ as set forth below.

Furthermore, Class A Ordinary Shareholders are asked to consider and vote upon, the proposal to approve the variation of the voting rights attaching to the Class B Ordinary Shares, increasing the voting rights from twenty (20) votes to one hundred (100) votes per Class B Ordinary Share, subject to the approval of the holders of Class B Ordinary Shares in accordance with the Company’s Amended and Restated Memorandum and Articles of Association.

This proxy statement also gives you information on the proposals so that you can make an informed decision. You should read it carefully. Your vote is important. You are encouraged to submit each proxy card that applies to your shares, or the Class B Written Resolution if you are a holder of Class B Ordinary Shares, as soon as possible after carefully reviewing this proxy statement.

In this proxy statement, we refer to Park Ha Biological Technology Co., Ltd. as the “Company”, “we”, “us” or “our.”

Who can vote at the Extraordinary General Meeting and the Class A Meeting, and who can act by written resolution?

Shareholders who are the registered owners of our shares on July 2, 2026 (the “Record Date”) may attend and vote at the applicable meeting. There were 5,930,216 Class A Ordinary Shares and 381,000 Class B Ordinary Shares outstanding on the Record Date.

At the Extraordinary General Meeting: Holders of record of both Class A Ordinary Shares and Class B Ordinary Shares on the Record Date may attend and vote. Each Class A Ordinary Share carries one vote, and each Class B Ordinary Share carries twenty (20) votes.

At the Class A Meeting: Only holders of Class A Ordinary Shares on the Record Date may vote. Each Class A Ordinary Share carries one vote.

For Class B Shareholders: No separate class meeting will be held. Instead, holders of Class B Ordinary Shares on the Record Date are being asked to execute and return the signed Class B written resolution in accordance with the instructions provided. Each Class B Ordinary Share carries one vote for purposes of the Class B written resolution. Holders of Class B Ordinary Shares do not need to attend any meeting in order to participate in this action.

What are the proxy cards and the Class B Written Resolution Form?

The enclosed package contains:

●	a proxy card for the Extraordinary General Meeting,

●	a proxy card for the Class A Meeting, and

●	a form of the written resolution for holders of Class B Ordinary Shares, in lieu of a class meeting (the “Class B Written Resolution Form”).

By completing and returning the Extraordinary General Meeting proxy card, you authorize the proxy to vote your shares at the Extraordinary General Meeting. By completing and returning the Class A Meeting proxy card, you authorize the proxy to vote your Class A Ordinary Shares at the Class A Meeting. By signing and returning the Class B Written Resolution Form, you are indicating your approval of, or dissent from, the proposals as set forth therein. Holders of Class B Ordinary Shares do not need to attend any meeting in order to participate.

How does the Board recommend that I vote?

Our Board unanimously recommends that shareholders vote “FOR” all proposals at the Extraordinary General Meeting and the Class A Meeting, and recommends that holders of Class B Ordinary Shares approve the proposal by written resolution.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, Transhare Corporation, you are a “Shareholder of Record” who may vote at the Extraordinary General Meeting or the Class A Meeting, and we are sending these proxy materials directly to you. As the Shareholder of Record, you have the right to direct the voting of your shares by returning the enclosed proxy cards or to vote in person at the applicable meeting. If you are a holder of Class B Ordinary Shares, you may also act by returning the signed Class B Written Resolution Form. Whether or not you plan to attend the Extraordinary General Meeting or the Class A Meeting, please read, complete, sign, date and return each applicable proxy card and, if applicable, the Class B Written Resolution Form in accordance with the instructions set out therein to ensure that your vote or written resolution is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you by your broker or nominee, who is considered the Shareholder of Record for purposes of voting at the meetings or acting by written resolution. As the beneficial owner, you have the right to direct your broker or nominee on how to vote your shares or, if applicable, how to act with respect to the Class B Written Resolution. However, since you are not the Shareholder of Record, you may not vote these shares in person at the Extraordinary General Meeting or the Class A Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. If you are a beneficial owner of Class B Ordinary Shares, you must instruct your broker, bank or nominee how to act with respect to the Class B Written Resolution.

How do I vote or deliver my written resolution?

If you are a Shareholder of Record on the Record Date, you may vote in person at the Extraordinary General Meeting or the Class A Meeting, or by submitting a proxy. If you are a holder of Class B Ordinary Shares, you may act by written resolution.

(1) You may submit your proxies by mail. You may submit your proxies by mail by completing, signing and dating each proxy card you wish to return and mailing it in the enclosed, postage-paid and addressed envelope. If we receive your proxy card prior to the relevant meeting and if you mark your voting instructions on the proxy card, your shares will be voted at that specific meeting as you instruct. We encourage you to examine each proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed proxy card for a particular meeting, but do not provide voting instructions on that card, your shares will be voted at that meeting:

●	FOR the Increase of Share Capital;

●	FOR the Dual Class Share Consolidations;

●	FOR the Dual Class Share Subdivisions

●	FOR the adoption of the New Amended and Restated Memorandum and Articles of Association, including the associated amendments in relation to the Increase of Share Capital;

●	FOR the Class B Variation (applicable to holders of Class A Ordinary Shares only in the Class A Meeting);

●	according to the best judgment of your proxy if a proposal comes up for a vote at that meeting that is not on the proxy card.

(2) You may submit your proxies by email. You may submit your proxies by completing, signing and dating your proxy cards and returning scanned copies of your proxy cards by emailing them to ir@parkha.cn. Your votes by email must be received by 9:00 P.M. local time on July 10, 2026.

(3) You may vote in person at the Extraordinary General Meeting or the Class A Meeting. We will pass out written ballots to any Shareholder of Record who wants to vote at the applicable meeting.

(4) Holders of Class B Ordinary Shares may act by written resolution. If you are a holder of Class B Ordinary Shares, you may indicate your approval of, or dissent from, the proposal contained in the Class B Written Resolution Form by completing, signing and dating the enclosed Class B Written Resolution Form and returning it in the enclosed envelope or by email to ir@parkha.cn. Your Class B Written Resolution Form must be received by 9:00 P.M. local time on July 10, 2026. You do not need to attend any meeting by written resolution

If I plan on attending the Extraordinary General Meeting or the Class A Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend, after carefully reading and considering the information contained in this proxy statement, please complete, sign and return each applicable proxy card. Returning proxy cards as soon as possible helps ensure that your shares may be represented at the applicable meeting.

May I change my mind after I return my proxy?

Yes. You may revoke a proxy for any specific meeting at any time before the polls close at that meeting by:

●	sending a written notice to the Secretary of the Company stating that you would like to revoke your proxy of a particular date for that specific meeting;

●	signing another proxy card with a later date for that same meeting and returning it to the Secretary before the polls close at that meeting; or

●	attending that specific meeting and voting in person.

Revoking your proxy for one meeting will not affect your proxy for the other meeting.

What does it mean if I receive more than one proxy card?

You may have multiple accounts at the transfer agent and/or with brokerage firms. Please sign and return all proxy cards and all Class B Written Resolution Forms that apply to you to ensure that all of your shares are voted or counted.

What happens if I do not indicate how to vote my proxy or return the completed, signed and dated Class B Written Resolution Form?

Signed and dated proxy cards received by the Company without an indication of how the shareholder desires to vote on a proposal at the meeting to which that specific proxy card relates will be voted in favor of each proposal presented at that meeting.

Holders of Class B Ordinary Shares must clearly indicate their approval of a proposal on the Class B Written Resolution Form by returning a completed, signed and dated Class B Written Resolution Form before the deadline.

Will my shares be voted if I do not sign and return my proxy card or Class B Written Resolution Form?

If you do not sign and return the proxy card for a particular meeting, your shares will not be voted at that meeting unless you vote in person at that meeting. Returning a proxy card for one meeting does not constitute voting instructions for the other meeting.

For holders of Class B Ordinary Shares, if you do not sign and return the Class B Written Resolution Form, your Class B Ordinary Shares will not be counted as approving the proposals for purposes of the Class B written resolution action.

How many votes are required to approve the proposals?

Proposals No. 1, 2 and 3: Approval of these proposals require a simple majority of the votes cast by shareholders entitled to vote at the Extraordinary General Meeting, as well as a simple majority of the votes cast by holders of Class A Ordinary Shares at the Class A Meeting.

Proposal No. 4: Approval of this proposal requires not less than two-thirds of the votes cast by shareholders entitled to vote at the Extraordinary General Meeting in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy at the Extraordinary General Meeting.

In addition, not less than two-thirds of the votes cast by holders of Class A Ordinary Shares at the Class A Meeting must be in favor for the Class B Variation. Furthermore, written approval must be obtained from holders of Class B Ordinary Shares representing not less than two-thirds of the Class B Ordinary Shares, with each Class B Ordinary Share carrying one vote.

Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of any proposal at the Extraordinary General Meeting or the Class A Meeting. For purposes of the Class B Written Resolution, Class B Ordinary Shares for which a signed Class B Written Resolution Form is not received will not be counted as approving the applicable proposal.

Is my vote kept confidential?

Proxies, ballots, Class B Written Resolution Forms and voting tabulations identifying shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results?

We will announce voting results at the Extraordinary General Meeting and the Class A Meeting and furnish a report on Form 6-K with the SEC reporting the voting results. The results of the Class B written resolution solicitation will also be disclosed in such report.

Who can help answer my questions?

You can contact the investor relations team of the Company at +86 400 012 7562 or by sending a letter to the offices of the Company at 901 & 901-2, Building C Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Xinwu District, Wuxi, Jiangsu Province, People’s Republic of China 214000, or by email at ir@parkha.cn with any questions about the proposals described in this proxy statement or how to vote or deliver your Class B Written Resolution Form.

THE EXTRAORDINARY GENERAL MEETING AND CLASS A MEETING; CLASS B ACTION BY WRITTEN RESOLUTION

General

We are furnishing this proxy statement as part of the solicitation of proxies for use at the Extraordinary General Meeting and the Class A Meeting to be held on July 13, 2026, and as part of the solicitation of written resolutions from holders of Class B Ordinary Shares. This proxy statement is first being furnished to shareholders on or about July 6, 2026.

Date, Time and Place of the Extraordinary General Meeting and Class A Meeting; Deadline for Class B Written Resolution

The Extraordinary General Meeting and Class A Meeting will be held on July 13, 2026, at the address above, at the following times:

●	Extraordinary General Meeting: 10:30 A.M. local time,

●	Class A Meeting: 11:00 A.M. local time, or as soon thereafter as the Extraordinary General Meeting has concluded or been adjourned.

No separate Class B meeting will be held. Holders of Class B Ordinary Shares are requested to act by written resolution. The deadline for returning the Class B Written Resolution Form is 9:00 P.M. local time on July 10, 2026.

Purpose of the Extraordinary General Meeting, Class A Meeting and Class B Written Resolution

At the Extraordinary General Meeting and the Class A Meeting, the Company will ask shareholders to consider and vote upon the following proposals. Holders of Class B Ordinary Shares are also being asked to approve the same proposals by written resolution in lieu of a separate Class B meeting:

1.	As an ordinary resolution, the authorised share capital of the Company be and is hereby increased from US$3,000,000 divided into 3,000,000,000 ordinary shares of par value US$0.001 each, comprising 2,400,000,000 Class A Ordinary Shares and 600,000,000 Class B Ordinary Shares, to US$300,000,000 by creating additional 297,000,000,000 ordinary shares of par value US$ 0.001 each to rank pari passu in all respects with the existing shares in the capital of the Company such that the Company will be authorised to issue 300,000,000,000 ordinary shares of par value US$0.001 each, comprising 240,000,000,000 Class A Ordinary Shares and 60,000,000,000 Class B Ordinary Shares; (the “Proposal No. 1”);

2.	As an ordinary resolution, the Board be and is hereby authorised, in its sole discretion, to effect one or more consolidations of all of the Company’s authorised, issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares at any time during the three (3)-year period following the date of the Extraordinary General Meeting, with the exact consolidation ratio and effective time to be determined by the Board in its sole discretion, provided that the aggregate consolidation ratio resulting from any and all such share consolidations shall not be less than 2-for-1 nor greater than 5,000-for-1, and that the consolidated shares shall have the same rights and be subject to the same restrictions (other than any adjustment to par value) as the corresponding shares immediately prior to such share consolidation under the Company’s then effective Amended and Restated Memorandum and Articles of Association (the “Proposal No. 2”);

3.	As an ordinary resolution, the Board be and is hereby authorised, in its sole discretion, to effect one or more subdivisions of all of the Company’s authorised, issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares at any time during the three (3)-year period following the date of the Extraordinary General Meeting, with the exact subdivision ratio and effective time to be determined by the Board in its sole discretion, provided that the aggregate subdivision ratio resulting from any and all such share subdivisions shall not be less than 2-for-1 nor greater than 100-for-1, and that the subdivided shares shall have the same rights and be subject to the same restrictions (other than any adjustment to par value) as the corresponding shares immediately prior to such share subdivision under the Company’s then effective Amended and Restated Memorandum and Articles of Association (the “Proposal No. 3”);

4.	Subject to the approval of Proposal No. 1 and the separate approvals by the holders of the Class A Ordinary Shares and Class B Ordinary Shares in accordance with Article 6 the Company’s existing amended and restated memorandum and articles of association, , the Company to adopt the Amended and Restated Memorandum and Articles of Association in the form produced to the Extraordinary General Meeting and the Class A Meeting and attached as Appendix 1 to the Notice of Meetings, in substitution for, and to the exclusion of, the Company’s existing Amended and Restated Memorandum and Articles of Association (the “Proposal No. 4”).

At the Class A Meeting and by written resolutions of the holders of the Class B Ordinary Shares, the Company’s shareholders are being asked to consider and approve the following proposal separately:

1.	As a special resolution, the voting rights attaching to each Class B Ordinary Share be increased from 20 (twenty) votes for each Class B Ordinary Share they hold to 100 (one hundred) votes for each Class B Ordinary Share they hold, with effect from the date specified by the Board (the “Class A Meeting Proposal No. 1”).

Record Date and Voting Power

Our Board fixed the close of business on July 2, 2026 as the record date for the determination of the outstanding shares entitled to notice of, and to vote on, the matters presented at the Extraordinary General Meeting and the Class A Meeting, and for the determination of the holders of Class B Ordinary Shares entitled to act by written resolution. As of the Record Date, there were 5,930,216 Class A Ordinary Shares and 381,000 Class B Ordinary Shares outstanding.

At the Extraordinary General Meeting, each Class A Ordinary Share entitles the holder thereof to one vote and each Class B Ordinary Share entitles the holder thereof to twenty (20) votes. Accordingly, a total of 13,550,216 votes may be cast at the Extraordinary General Meeting.

At the Class A Meeting, each Class A Ordinary Share entitles the holder thereof to one vote. Accordingly, a total of 5,930,216 votes may be cast at the Class A Meeting.

For the Class B Written Resolution, each Class B Ordinary Share entitles the holder thereof to one vote. Accordingly, a total of 7,620,000 votes may be counted for purposes of the Class B Written Resolution.

Quorum and Required Vote

For the Extraordinary General Meeting, one or more persons holding or representing (or, in the case of a corporate shareholder, by its duly authorized representative) no less than 30% of the votes of the issued and outstanding shares of the Company shall constitute a quorum. For the Class A Meeting, the necessary quorum shall be one or more persons holding or representing by proxy one-third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

The required vote for each proposal is as stated in the Q&A above. Please note that the voting body differs for each meeting or action:

●	Extraordinary General Meeting: holders of Class A Ordinary Shares and Class B Ordinary Shares vote on all proposals, with Class A Ordinary Shares carrying one vote per share and Class B Ordinary Shares carrying twenty (20) votes per share.

●	Class A Meeting: only holders of Class A Ordinary Shares vote on all proposals, with each Class A Ordinary Share carrying one vote.

●	Class B Written Resolution: only holders of Class B Ordinary Shares act on all proposals by written resolution, with each Class B Ordinary Share carrying one vote for purposes of the Class B Written Resolution.

Proposal No. 1, Proposal No. 2 and Proposal No. 3 require the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy at the Extraordinary General Meeting, and Proposal No. 4 requires the affirmative vote of not less than two-thirds of the votes cast by such shareholders as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy at the 2026 Extraordinary General Meeting.

Class A Meeting Proposal No. 1 requires the affirmative vote of not less than two-thirds of the votes cast by Class A Ordinary Shareholders as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy at the Class A Meeting.

No quorum requirement applicable to the Class B Written Resolution Form. In order to approve the Class B Variation, the consent in writing of the holders of two-thirds of the issued Class B Ordinary Shares must be obtained.

Revocability of Proxies

Any proxy may be revoked by the shareholder of record giving it at any time before it is voted, as described in the Q&A above, to the extent permitted by the Companies Act of the Cayman Islands and the Company’s memorandum and articles of association.

If the shares are held by a broker or bank as nominee or agent, such beneficial owners should follow the instructions provided by their broker or bank.

Proxy Solicitation Costs

The cost of preparing, assembling, printing and mailing this proxy statement and the accompanying forms of proxy and Class B Written Resolution Form, and the cost of soliciting proxies and written resolutions relating to the Extraordinary General Meeting, the Class A Meeting and the Class B written resolution solicitation, will be borne by the Company. If any additional solicitation is deemed necessary, we, through our directors and officers, anticipate making such solicitation directly. The solicitation by mail may be supplemented by telephone, email and personal solicitation by officers, directors and other employees of the Company, but no additional compensation will be paid to such individuals.

No Right of Appraisal

Neither Cayman Islands law nor our memorandum and articles of association provides for appraisal or other similar rights for dissenting shareholders in connection with any of the proposals to be voted upon at the Extraordinary General Meeting or the Class A Meeting or to be acted upon by Class B written resolution. Accordingly, our shareholders will have no right to dissent and obtain payment for their shares.

Who Can Answer Your Questions about Voting Your Shares or Delivering Your Class B Written Resolution Form?

You can contact the investor relations team of the Company at +86 400 012 7562 or by sending a letter to the offices of the Company at 901 & 901-2, Building C Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Xinwu District, Wuxi, Jiangsu Province, People’s Republic of China 214000, or by email at ir@parkha.cn with any questions about the proposals described in this proxy statement or how to vote or deliver your Class B Written Resolution Form.

Principal Offices

The principal executive offices of our Company are located at 901 & 901-2, Building C Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Xinwu District, Wuxi, Jiangsu Province, People’s Republic of China 214000. The Company’s telephone number at such address is +86 400 012 7562.

EXTRAORDINARY GENERAL MEETING PROPOSAL NO. 1
INCREASE OF SHARE CAPITAL

The Board has approved, and directed that there be submitted to the shareholders of the Company for approval, an increase in the Company’s authorised share capital from US$3,000,000 divided into 3,000,000,000 ordinary shares of par value US$0.001 each, comprising 2,400,000,000 class A ordinary shares of par value US$0.001 each and 600,000,000 class B ordinary shares of par value US$0.001 each, to US$300,000,000 divided into 300,000,000,000 ordinary shares of par value US$0.001 each, comprising 240,000,000,000 class A ordinary shares and 60,000,000,000 class B ordinary shares by creating additional 297,000,000,000 ordinary shares by the creation of additional each to rank pari passu in all respects with the existing shares in the capital of the Company (the “Increase of Share Capital”).

Following the Increase of Share Capital, each Class A Ordinary Share would be entitled to one vote and each Class B Ordinary Share would be entitled to twenty (20) votes on all matters subject to vote at general meetings of the Company and with such other rights, preferences and privileges as set forth in the Company’s then effective memorandum and articles of association, unless and until the Class B Variation described in Proposal No. 4 becomes effective.

The resolution to be proposed shall be as follows:

IT IS RESOLVED THAT by way of ordinary resolutions (the “Proposal No. 1”):

(a) the Increase of Share Capital is in the best interests of and of commercial benefit to the Company and its shareholders;

(b) the Increase of Share Capital be approved, such that the Company’s authorised share capital shall be increased from US$3,000,000.00 divided into 3,000,000,000 ordinary shares of par value US$0.001 each, comprising 2,400,000,000 class A ordinary shares of par value US$0.001 each and 600,000,000 class B ordinary shares of par value US$0.001 each to US$300,000,000.00 divided into 300,000,000,000 ordinary shares of par value US$0.001 each divided into (i) 240,000,000,000 Class A ordinary shares with a par value of US$0.001 and (ii) 60,000,000,000 Class B ordinary shares with a par value of US$0.001, by the creation of additional 297,000,000,000 ordinary shares of par value US$0.001 each to rank pari passu in all respects with the existing shares in the capital of the Company, with effect immediately ;

(c) the registered office provider be instructed and directed to make the necessary filings with the Registrar; and

(d) the transfer agent of the Company be directed to update the listed register of members of the Company maintained with the transfer agent in connection with the Increase of Share Capital, and, if required, cancel the original share certificate or certificates in respect of the existing issued Ordinary Shares and issue new share certificate or certificates to the shareholders as a result of the Increase of Share Capital.

At the Extraordinary General Meeting, Proposal No. 1 will be approved if the affirmative vote of a simple majority of the votes cast by shareholders entitled to vote at the Extraordinary General Meeting vote “FOR” the proposal. At the Class A Meeting, the Class A Meeting Proposal No. 1 will be approved if the affirmative vote of a simple majority of the votes cast by holders of Class A Ordinary Shares entitled to vote at the Class A Meeting vote “FOR” the proposal. For holders of Class B Ordinary Shares acting by written resolution, the Class A Meeting Proposal No. 1 will be approved if the Class B Written Resolution Forms received represent a simple majority of the Class B Ordinary Shares, with each Class B Ordinary Share carrying one vote. Abstentions and broker non-votes will have no effect on the result of the vote at the Extraordinary General Meeting or the Class A Meeting. For purposes of the Class B Written Resolution, Class B Ordinary Shares for which a signed Class B Written Resolution Form is not received, or for which approval is not clearly indicated, will not be counted as approving the proposal.

The Increase of Share Capital will become effective upon approval of our shareholders.

The proposed Increase of Share Capital will not affect in any way the validity or transferability of share certificates outstanding, the capital structure of the Company or the trading of the Company’s shares on the Nasdaq Capital Market. If the amendment is passed by our shareholders, it will not be necessary for shareholders to surrender their existing share certificates. Instead, when certificates are presented for transfer, new certificates representing Class A Ordinary Shares or Class B Ordinary Shares, as the case may be, will be issued.

EXTRAORDINARY GENERAL MEETING PROPOSAL NO. 2
DUAL CLASS SHARE CONSOLIDATIONS

The Board has approved, and is seeking shareholder approval to approve, conditional upon the determination of a consolidation ratio by the Board, the consolidation of all of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares of the Company (collectively, the “Shares”) at any one time or multiple times within a period of three (3) years after the date of passing of this resolution at the consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the aggregate consolidation ratio for all such share consolidations (together, the “Dual Class Share Consolidations”, and each a “Dual Class Share Consolidation”) shall not be less than 2-for-1 nor greater than 5,000-for-1, with such consolidated Shares having the same rights and being subject to the same restrictions, other than as to par value, as the existing Shares of such class as set out in the Company’s memorandum and articles of association, and provided further that each such Dual Class Share Consolidation shall be implemented in compliance with applicable Nasdaq notification and disclosure requirements, including the filing of a Company Event Notification Form under Nasdaq Listing Rule 5250(e)(7) at least ten (10) calendar days prior to the effective date of such consolidation and public disclosure under Nasdaq Listing Rule 5250(b)(4) at least two (2) business days prior to the effective date of such consolidation.

IT IS FURTHER NOTED THAT, in determining whether to implement any Dual Class Share Consolidation, the applicable consolidation ratio and the treatment of any fractional Shares, the Board shall consider the expected impact of such Dual Class Share Consolidation and fractional share treatment on the Company’s continued listing on the Nasdaq Capital Market, including the number of publicly held shares, the market value of publicly held shares, the number of public holders, the minimum bid price requirement and any other applicable continued listing requirements.

The resolution to be proposed shall be as follows:

IT IS RESOLVED THAT, by way of ordinary resolutions, and conditional upon the approval of the Board in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”) (the “Proposal No. 2”):

(a) all of the issued and unissued shares of the Company (collectively, the “Shares”) be consolidated, at any one time or multiple times during a period of up to three (3) years from the date of the Extraordinary General Meeting and the Class A Meeting, in each case, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the aggregate consolidation ratio for any and all such Dual Class Share Consolidation(s) shall not be less than 2-for-1 nor greater than 5,000-for-1, and provided further that the actual consolidation ratio for each such Dual Class Share Consolidation shall be publicly disclosed at least two (2) business days prior to its effective date, with such consolidated Shares having the same rights and being subject to the same restrictions, other than as to par value, as the existing Shares of such class as set out in the then effective memorandum and articles of association of the Company;

(b) no fractional Shares be issued in connection with the Dual Class Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon a Dual Class Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share, and any such rounding shall be applied consistently to all shareholders of the same class;

(c) in determining the treatment of fractional Shares in connection with any Dual Class Share Consolidation, the Board shall consider, among other things, the potential impact of such treatment on the number of public holders, the number of publicly held shares and the market value of publicly held shares for purposes of the Company’s continued listing on the Nasdaq Capital Market, and shall be authorised to take such actions as it considers necessary or advisable to preserve compliance with applicable Nasdaq continued listing requirements, subject to the Companies Act, the memorandum and articles of association and applicable law;

(d) the registered office provider be instructed and directed to make the necessary filings with the Registrar;

(e) any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Dual Class Share Consolidation(s), including the reduction of the number of authorised shares, be and is hereby approved, such amendment to be determined by the Board in its sole discretion, provided that such change shall not take effect until the relevant filing with the Cayman Islands Companies Registry has been made; and

(f) any one director or officer of the Company (each, an “Authorised Person”) be and is hereby authorised for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Dual Class Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion, including, without limitation, making all necessary filings with Nasdaq, including the Company Event Notification Form under Rule 5250(e)(7), causing the required public disclosure under Rule 5250(b)(4), and coordinating with The Depository Trust & Clearing Corporation regarding the eligibility of any new CUSIP numbers in connection therewith.

The purpose of seeking this authority is to provide the Board with flexibility to implement one or more share consolidations if it determines that doing so is in the best interests of the Company and its shareholders, including to maintain an appropriate capital structure, facilitate compliance with applicable listing requirements, or achieve other corporate objectives.

The Board is not required to implement any share consolidation and may determine not to proceed with any share consolidation if it concludes that doing so would not be in the best interests of the Company and its shareholders.

At the Extraordinary General Meeting, Proposal No. 2 will be approved if the affirmative vote of a simple majority of the votes cast by shareholders entitled to vote at the Extraordinary General Meeting vote “FOR” the proposal. At the Class A Meeting, Proposal No. 2 will be approved if the affirmative vote of a simple majority of the votes cast by holders of Class A Ordinary Shares entitled to vote at the Class A Meeting vote “FOR” the proposal. For holders of Class B Ordinary Shares acting by written resolution, Proposal No. 2 will be approved if the Class B Written Resolution Forms received represent a simple majority of the Class B Ordinary Shares, with each Class B Ordinary Share carrying one vote. Abstentions and broker non-votes will have no effect on the result of the vote at the Extraordinary General Meeting or the Class A Meeting. For purposes of the Class B Written Resolution, Class B Ordinary Shares for which a signed Class B Written Resolution Form is not received, or for which approval is not clearly indicated, will not be counted as approving the proposal.

EXTRAORDINARY GENERAL MEETING PROPOSAL NO. 3
DUAL CLASS SHARE SUBDIVISIONS

The Board has approved, and is seeking shareholder approval to approve, conditional upon the determination of a subdivision ratio by the Board, the subdivision of all of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares of the Company (collectively, the “Shares”) at any one time or multiple times within a period of three (3) years after the date of passing of this resolution at the subdivision ratio and effective time as the Board may determine in its sole discretion, provided always that the aggregate subdivision ratio for all such share subdivisions (together, the “Dual Class Share Subdivisions”, and each a “Dual Class Share Subdivision”) shall not be less than 2-for-1 nor greater than 100-for-1, with such subdivided Shares having the same rights and being subject to the same restrictions, other than as to par value, as the existing Shares of such class as set out in the Company’s memorandum and articles of association, and provided further that the actual subdivision ratio for each such Dual Class Share Subdivision shall be publicly disclosed prior to its effective date;

The resolution to be proposed shall be as follows:

IT IS RESOLVED THAT, by way of ordinary resolutions and conditional upon the approval of the Board in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”) (the “Proposal No. 3”):

(a) all of the issued and unissued outstanding shares of the Company (collectively, the “Shares”) be subdivided, at any one time or multiple times during a period of up to three (3) years from the date of the Extraordinary General Meeting and the Class A Meeting, in each case, at the exact subdivision ratio and effective time as the Board may determine in its sole discretion, provided always that the aggregate subdivision ratio for any and all such Dual Class Share Subdivision(s) shall not be less than 2-for-1 nor greater than 100-for-1, with such subdivided Shares having the same rights and being subject to the same restrictions, other than as to par value, as the existing Shares of such class as set out in the then effective memorandum and articles of association of the Company;

(b) no fractional Shares be issued in connection with the Dual Class Share Subdivision(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon a Dual Class Share Subdivision, the total number of Shares to be received by such shareholder be rounded up to the next whole Share, and any such rounding shall be applied consistently to all shareholders of the same class;

(c) the registered office provider be instructed and directed to make the necessary filings with the Registrar;

(d) any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Dual Class Share Subdivision(s), be and is hereby approved, such amendment to be determined by the Board in its sole discretion, provided that such change shall not take effect until the relevant filing with the Cayman Islands Companies Registry has been made; and

(e) any Authorised Person be and is hereby authorised for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Dual Class Share Subdivision(s), if and when deemed advisable by the Board in its sole discretion, including, without limitation, making all necessary filings with Nasdaq, causing the required public disclosure, and coordinating with The Depository Trust & Clearing Corporation regarding the eligibility of any new CUSIP numbers in connection therewith.

The Board is not required to implement any share subdivision and may determine not to proceed with any share subdivision if it concludes that doing so would not be in the best interests of the Company and its shareholders

At the Extraordinary General Meeting, Proposal No. 3 will be approved if the affirmative vote of a simple majority of the votes cast by shareholders entitled to vote at the Extraordinary General Meeting vote “FOR” the proposal. At the Class A Meeting, Proposal No. 3 will be approved if the affirmative vote of a simple majority of the votes cast by holders of Class A Ordinary Shares entitled to vote at the Class A Meeting vote “FOR” the proposal. For holders of Class B Ordinary Shares acting by written resolution, Proposal No. 3 will be approved if the Class B Written Resolution Forms received represent a simple majority of the Class B Ordinary Shares, with each Class B Ordinary Share carrying one vote. Abstentions and broker non-votes will have no effect on the result of the vote at the Extraordinary General Meeting or the Class A Meeting. For purposes of the Class B Written Resolution, Class B Ordinary Shares for which a signed Class B Written Resolution Form is not received, or for which approval is not clearly indicated, will not be counted as approving the proposal.

EXTRAORDINARY GENERAL MEETING PROPOSAL NO. 4
ADOPTION OF AMENDED MEMORANDUM AND ARTICLES OF ASSOCIATION

The Board has approved, and is seeking shareholder approval to amend the currently effective memorandum and articles of association by adopting the proposed Amended and Restated Memorandum and Articles of Association (the “Amended M&A”), to (i) effect variation of the rights of Class B Ordinary Shares of the Company separately considered by the holders of Class A Ordinary Shares and Class B Ordinary Shares of the Company; (ii) enable directors of the Company to deal with fractional shares resulting from share consolidations and share subdivisions; (iii) reduce the notice period for general meetings of the Company to five (5) clear days, with the calculation of “clear days” to be expressly set forth in the Amended M&A, excluding the day of service and the day of the meeting; (iv) grant a second or casting vote to the chairman of a general meeting in the case of an equality of votes, provided that such second or casting vote shall not apply to any separate class meeting or any resolution where the Companies Act of the Cayman Islands (as revised), the memorandum and articles of association of the Company, the Nasdaq Listing Rules or applicable law requires approval by a specified majority or by a separate class of shareholders; and (vi) make other consequential and administrative updates. The draft of the Amended M&A is attached as Appendix 1 hereto

The resolution to be proposed shall be as follows:

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT, subject to the separate approvals by the Class A Ordinary Shareholders at the Class A Meeting and by the Class B Ordinary Shareholders by way of written consent, as applicable in accordance with Article 6 of the Company’s existing amended and restated memorandum and articles of association (the “Proposal No. 5”):

(a) the adoption of the Amended M&A is in the best interests of and of commercial benefit to the Company and its shareholders;

(c) the Amended M&A be adopted as the memorandum and articles of association of the Company in their entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company; and

(d) the registered office provider be instructed and directed to make the necessary filings with the Cayman Islands Companies Registry in connection with the Amended M&A.

At the Extraordinary General Meeting, Proposal No. 4 will be approved if the affirmative vote of not less than two-thirds of the votes cast by shareholders entitled to vote at the Extraordinary General Meeting vote “FOR” the proposal. Unless otherwise instructed on the applicable proxy card, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions and broker non-votes will not be counted as votes cast and will not affect the outcome of this proposal at the Extraordinary General Meeting or the Class A Meeting, although they will be counted for purposes of determining whether there is a quorum present.

CLASS A MEETING PROPOSAL NO. 1

CLASS B VARIATION

The Board has approved, subject to the separate approval of the holders of Class B Ordinary Shares and Class A Ordinary Shares in accordance with Article 6 of the Company’s Amended and Restated Memorandum and Articles of Association, the variation of the voting rights attaching to the Class B Ordinary Shares such that each Class B Ordinary Share will carry one hundred (100) votes instead of twenty (20) votes.

The resolution to be proposed shall be as follows:

IT IS RESOLVED THAT, by way of a special resolution, subject to the approval of the holders of Class B Ordinary Shares by way of written consent in accordance with Article 6 of the Company’s existing amended and restated memorandum and articles of association, the voting rights attaching to each Class B Ordinary Share be varied such that each Class B Ordinary Share shall carry one hundred (100) votes instead of twenty (20) votes, and any Authorised Person be and is hereby authorised for and on behalf of the Company to do all such acts and things as such Authorised Person considers necessary or desirable to implement, carry out and give effect to the foregoing (the “Class A Meeting Proposal No. 1”).

At the Class A Meeting, the Class A Meeting Proposal No. 1will be approved if the affirmative vote of not less than two-thirds of the votes cast by holders of Class A Ordinary Shares entitled to vote at the Class A Meeting vote “FOR” the proposal.

OTHER MATTERS

Our Board knows of no other matter to be presented at the Extraordinary General Meeting or the Class A Meeting. If any additional matter should properly come before either meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their judgment on any such matters. No matters other than those described in this proxy statement are contemplated for the Class B written resolution solicitation.

OTHER INFORMATION

Proxy Solicitation

The solicitation of proxies is made on behalf of the Board and we will bear the cost of soliciting proxies and written resolutions. Proxies and written resolutions may be solicited through the mail and through telephonic, email or other communications to, or by meetings with, shareholders or their representatives by our directors, officers and other employees who will receive no additional compensation therefor. We may also retain a proxy solicitation firm to assist us in obtaining proxies and written resolutions by mail, facsimile or email from record and beneficial holders of shares for the Extraordinary General Meeting, the Class A Meeting and the Class B written resolution solicitation. If we retain a proxy solicitation firm, we expect to pay such firm reasonable and customary compensation for its services, including out-of-pocket expenses.

We request persons such as brokers, nominees and fiduciaries holding ordinary shares in their names for others, or holding ordinary shares for others who have the right to give voting or written resolution instructions, to forward proxy materials and Class B Written Resolution Forms to their principals and to request authority for the execution of the proxy or Class B Written Resolution Form. We will reimburse such persons for their reasonable expenses.

Delivery of Proxy Materials to Households

Only one copy of this proxy statement is being delivered to multiple registered shareholders who share an address unless we have received contrary instructions from one or more of the shareholders. A separate form of proxy for the Extraordinary General Meeting, a separate form of proxy for the Class A Meeting, and a separate Class B Written Resolution Form are being included for each account at the shared address, as applicable. Registered shareholders who share an address and would like to receive a separate copy of this proxy statement, or have questions regarding the householding process, may contact the investor relations team of the Company by email at ir@parkha.cn or by written request to the Company’s address. Promptly upon request, a separate copy of this proxy statement will be sent. By contacting the investor relations team of the Company at ir@parkha.cn, registered shareholders sharing an address can also (i) notify the Company that the registered shareholders wish to receive separate proxy statements and/or notices in the future or (ii) request delivery of a single copy of proxy statements in the future if registered shareholders at the shared address are receiving multiple copies.

Many brokers, brokerage firms, broker/dealers, banks and other holders of record have also instituted “householding,” which is the delivery of one copy of materials to multiple shareholders who share an address. If your family has one or more “street name” accounts under which you beneficially own shares of our ordinary shares, you may have received householding information from your broker, brokerage firm, broker/dealer, bank or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this proxy statement or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the holder of record if you wish to institute householding.

Where You Can Find Additional Information

The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, furnishes or files reports and other information with the SEC. Such reports and other information are available on the SEC’s website at *www.sec.gov*. Shareholders who have questions regarding any aspect of the matters discussed in this proxy statement should contact the investor relations team of the Company at 901 & 901-2, Building C Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Xinwu District, Wuxi, Jiangsu Province, People’s Republic of China 214000, by telephone at +86 400 012 7562, or by email at ir@parkha.cn.